

Kirk J. Emge
General Counsel

500 North Wakefield Drive,
2nd Floor
Newark, DE 19702

Tel (302) 429-3526
Fax (302) 429-3801
kjemge@pepcoholdings.com

April 1, 2011

Atlantic City Electric Company
500 North Wakefield Drive
Newark, Delaware 19702

Ladies and Gentlemen:

I am General Counsel of Atlantic City Electric Company, a New Jersey corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $200,000,000 in aggregate principal amount of First Mortgage Bonds, 4.35% Series due April 1, 2021 (the "Securities") under and pursuant to:

(i) a Registration Statement on Form S-3 (Registration No. 333-169477-01) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), which was automatically effective upon filing with the United States Securities and Exchange Commission (the "Commission") on September 20, 2010;

(ii) the base prospectus, dated as of September 20, 2010 (the "Base Prospectus");

(iii) the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated March 29, 2011, with respect to the offer and sale of the Securities, filed with the Commission on March 29, 2011, pursuant to Rule 424(b) under the Act;

(iv) the final prospectus, dated March 29, 2011, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated March 29, 2010, with respect to the offer and sale of the Securities, filed with the Commission on March 30, 2011, pursuant to Rule 424(b) under the Act; and

(v) the Purchase Agreement, dated March 29, 2011, between the Company and Citigroup Global Markets Inc., Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC, for themselves and as representatives of the other underwriters named in Schedule A thereto (the "Purchase Agreement").

The Securities will be issued pursuant to a Mortgage and Deed of Trust, dated as of January 15, 1937, from the Company to The Bank of New York Mellon (formerly known as The

Bank of New York and, as successor in such capacity to the Irving Trust Company), as trustee (the "Trustee"), as amended and supplemented by various supplemental indentures including the Indenture Supplemental to Mortgage and Deed of Trust dated as of March 29, 2011 (such Mortgage and Deed of Trust, as so amended and supplemented, the "Mortgage").

In connection with this opinion, I, or my representatives, have examined originals, or copies that have been certified or otherwise identified to my or their satisfaction, of such other instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, and the conformity to the original documents of all documents submitted to me or them as copies to the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing I am of the opinion that the Securities have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Mortgage and delivered against payment of the purchase price therefor set forth in the Purchase Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement and to the reference to my name under the heading "Legal Matters" in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ KIRK J. EMGE
Kirk J. Emge, Esq.